EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2004		2003		2002		2001		2000
	(In thousands, restated)
Income before Income Taxes	$261,806		$220,396		$232,711		$191,897		$189,741
Fixed Charges:
Interest Expense	280,769		285,660		328,222		480,240		517,754
1/3 Rent Expense	10,656		9,935		8,521		6,438		5,794

Total Fixed Charges	291,425		295,595		336,743		486,678		523,548
Adjusted Earnings	$553,231		$515,991		$569,454		$678,575		$713,289
Ratio of Earnings to Fixed Charges	1.90	x	1.75	x	1.69	x	1.39	x	1.36	x
Interest on Deposits	$148,135		$142,312		$186,402		$323,499		$359,460
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.83	x	2.44	x	2.55	x	2.18	x	2.16	x

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